EXHIBIT 97.1

INCENTIVE COMPENSATION RECOVERY POLICY

Garmin Ltd. and Subsidiaries

Adopted by the Board of Directors of Garmin Ltd. on October 27, 2023

The Board of Directors (the “Board”) of Garmin Ltd. (the “Company”) is adopting this Incentive Compensation Recovery Policy (this “Policy”) to provide for the recovery of certain incentive compensation in the event of an Accounting Restatement to align with the highest standards of honest and ethical business standards. Capitalized terms used but not otherwise defined have the meanings set forth in the Definitions section below.

I.
STATEMENT OF POLICY

In the event that the Company is required to prepare an Accounting Restatement, except as otherwise set forth in this Policy, the Company shall recover, reasonably promptly, the Excess Incentive Compensation received by any Covered Executive during the Recoupment Period.

This Policy applies to all Incentive Compensation received during the Recoupment Period by a person (a) after beginning service as a Covered Executive, (b) who served as a Covered Executive at any time during the performance period for that Incentive Compensation and (c) while the Company has a class of securities listed on the New York Stock Exchange (“NYSE”) or another national securities exchange or association. This Policy may therefore apply to a Covered Executive even after that person is no longer a Company employee or a Covered Executive at the time of recovery. This Policy may also apply to Incentive Compensation granted to a person prior to beginning service as a Covered Executive if such person becomes a Covered Executive at any time during the performance period for that Incentive Compensation.

Incentive Compensation is deemed “received” for purposes of this Policy in the fiscal period during which the financial reporting measure specified in the Incentive Compensation award is attained, even if the payment or issuance of such Incentive Compensation occurs after the end of that period. For example, if the performance target for an award is based on revenue for the fiscal year ended December 30, 2023, the award will be deemed to have been received in 2023 even if paid in 2024.

Exceptions

The Company is not required to recover Excess Incentive Compensation pursuant to this Policy to the extent the Board makes a determination that recovery would be impracticable for one of the following reasons (and the applicable procedural requirements are met):

a.
after making a reasonable and documented attempt to recover the Excess Incentive Compensation, which documentation will be provided to the NYSE to the extent required, the Board determines that the direct expenses that would be paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered;
b.
based on a legal opinion of counsel, acceptable to the NYSE, the Board determines that recovery would violate a home country law adopted prior to November 28, 2022; or

c.
the Board determines that recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

II.
DEFINITIONS

“Accounting Restatement” means an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under U.S. federal securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. For the avoidance of doubt, restatements that do not represent the correction of an error are not Accounting Restatements, including, without limitation, restatements resulting solely from: retrospective application of a change in generally accepted accounting principles; retrospective revisions to reportable segment information due to a change in the structure of the Company’s internal organization; retrospective reclassifications due to discontinued operations; retrospective applications of changes in reporting entity, such as from a reorganization of entities under common control; retrospective adjustments to provisional amounts in connection with prior business combinations; and retrospective revisions for stock splits, reverse stock splits, stock dividends or other changes in capital structure.

“Covered Executive” means a current or former executive officer of the Company as determined by the Board in accordance with Section 303A.14 of the NYSE Listed Company Manual, Section 10D of the Exchange Act, and Rule 10D-1(b)(1) as promulgated under the Exchange Act.

“Excess Incentive Compensation” means the amount of Incentive Compensation received during the Recoupment Period by any Covered Executive that exceeds the amount of Incentive Compensation that otherwise would have been received by such Covered Executive if the determination of the Incentive Compensation to be received had been determined based on restated amounts in the Accounting Restatement and without regard to any taxes paid.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Incentive Compensation” means any compensation (including cash and equity compensation) that is granted, earned, or vested based wholly or in part upon the attainment of a financial reporting measure. For purposes of this definition, a “financial reporting measure” is (i) any measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements and any measure derived wholly or in part from such measures, or (ii) the Company’s stock price and/or total shareholder return. A financial reporting measure need not be presented within the financial statements or included in a filing with the Securities and Exchange Commission. Incentive Compensation subject to this Policy may be provided by the Company or subsidiaries or affiliates of the Company.

“Recoupment Period” means the three completed fiscal years preceding the Trigger Date, and any transition period (that results from a change in the Company’s fiscal year) of less than nine months within or immediately following those three completed fiscal years, provided that any transition period of nine months or more shall count as a full fiscal year.

“Trigger Date” means the earlier to occur of: (a) the date the Board of Directors, the Audit Committee (or such other committee of the Board as may be authorized to make such a conclusion), or the officer or officers of the Company authorized to take such action if action by the Board of Directors is not required concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement; or (b) the date a court, regulator, or other legally authorized body directs the Company to prepare an Accounting Restatement; in the case of both (a) and (b) regardless of if or when restated financial statements are filed.

III.
ADMINISTRATION

This Policy shall be administered by the Board or, if so designated by the Board, the Compensation Committee, in which case references herein to the Board shall be deemed references to the Compensation Committee.

This Policy is intended to comply with Section 303A.14 of the NYSE Listed Company Manual, Section 10D of the Exchange Act, and Rule 10D-1(b)(1) as promulgated under the Exchange Act, and shall be interpreted in a manner consistent with those requirements. The Board has full authority to interpret and administer this Policy. The Board’s determinations under this Policy shall be final and binding on all persons, need not be uniform with respect to each individual covered by the Policy, and shall be given the maximum deference permitted by law.

The Board has the authority to determine the appropriate means of recovering Excess Incentive Compensation based on the particular facts and circumstances, which could include, but is not limited to, seeking direct reimbursement, forfeiture of awards, offsets against other payments, and forfeiture of deferred compensation (subject to compliance with Section 409A of the Internal Revenue Code).

Subject to any limitations under applicable law, the Board may authorize any officer or employee of the Company to take actions necessary or appropriate to carry out the purpose and intent of this Policy, provided that no such authorization shall relate to any recovery under this Policy that involves such officer or employee.

If the Board cannot determine the amount of excess Incentive Compensation received by a Covered Executive directly from the information in the Accounting Restatement, such as in the case of Incentive Compensation tied to stock price or total stockholder return, then it shall make its determination based on its reasonable estimate of the effect of the Accounting Restatement and shall maintain documentation of such determination, including for purposes of providing such documentation to the NYSE.

Except where an action is required by Section 303A.14 of the NYSE Listed Company Manual, Section 10D of the Exchange Act or Rule 10D-1(b)(1) promulgated under the Exchange Act to be determined in a different matter, the Board may act to have the independent directors of the Board administer this policy in place of the Board.

IV.
NO INDEMNIFICATION OR ADVANCEMENT OF LEGAL FEES; DISCHARGE INAPPLICABLE

Notwithstanding the terms of any indemnification agreement, insurance policy, contractual arrangement, the governing documents of the Company or other document or arrangement, the Company shall not indemnify any Covered Executive against, or pay the premiums for any insurance policy to cover, any amounts recovered under this Policy or any expenses that a Covered Executive incurs in opposing Company efforts to recoup amounts pursuant to the Policy. For the avoidance of doubt, in the event shareholders of the Company vote to discharge any Covered Executive who is a member of the Company’s Executive Management (as defined in the Company’s Articles of Association) from personal liability for such Covered Executive’s activities during any fiscal year, such discharge shall not prohibit or otherwise limit the Company’s obligation or right to recover Excess Incentive Compensation from such Covered Executive pursuant to this Policy.

V.
NON-EXCLUSIVE REMEDY; SUCCESSORS

Recovery of Incentive Compensation pursuant to this Policy shall not in any way limit or affect the rights of the Company to pursue disciplinary, legal, or other action or pursue any other remedies available to it. This Policy shall be in addition to, and is not intended to limit, any rights of the Company to recover Incentive Compensation from Covered Executives under any legal remedy available to the Company and applicable laws and regulations, including but not limited to the Sarbanes-Oxley Act of 2002, as amended, or pursuant to the terms of any other Company policy, employment agreement, equity award agreement, or similar agreement with a Covered Executive.

This Policy shall be binding and enforceable against all Covered Executives and their successors, beneficiaries, heirs, executors, administrators, or other legal representatives.

VI.
AMENDMENT

This Policy may be amended from time to time by the Board or the Board of Directors.

VII.
EFFECTIVE DATE

This Policy shall apply to any Incentive Compensation received on or after October 2, 2023 (the “Effective Date”). As of the Effective Date, this Policy shall supersede and replace the Clawback Policy of the Company dated February 13, 2015.

FORM OF ACKNOWLEDGEMENT

By my signature below, I hereby acknowledge that I have read and understand the Garmin Ltd. Incentive Compensation Recovery Policy (the “Policy”) adopted by Garmin Ltd. (the “Company”), and that I consent and agree to abide by its provisions and further agree that (defined terms used but not defined in this Acknowledgment shall have the meanings set forth in the Policy):

1.
The Policy shall apply to any Incentive Compensation as set forth in the Policy and all such Incentive Compensation shall be subject to recovery under the Policy;
2.
Any applicable award agreement or other document setting forth the terms and conditions of any Incentive Compensation granted to me by the Company or its affiliates shall be deemed to include the restrictions imposed by the Policy and shall be deemed to incorporate the Policy by reference, and in the event of any inconsistency between the provisions of the Policy and the applicable award agreement or other document setting forth the terms and conditions of any Incentive Compensation granted to me, the terms of the Policy shall govern unless the terms of such other agreement or other document would result in a greater recovery by the Company;
3.
In the event it is determined by the Company that any amounts granted, awarded, earned or paid to me must be forfeited or reimbursed to the Company, I will promptly take any action necessary to effectuate such forfeiture and/or reimbursement;
4.
I acknowledge that, notwithstanding any indemnification agreement or other arrangement between the Company and me, the Company shall not indemnify me against, or pay the premiums for any insurance policy to cover, losses incurred under the Policy;
5.
The Policy may be amended from time to time in accordance with its terms; and
6.
This Acknowledgment and the Policy shall survive and continue in full force and in accordance with its terms, notwithstanding any termination of my employment with the Company and its affiliates.

Signature: ____________________________________________________________________

Print Name: ___________________________________________________________________

Date: ________________________________________________________________________